Via Facsimile and U.S. Mail
Mail Stop 6010

September 18, 2007

Ms. Teresa Herbert
Senior Vice President and
Chief Financial Officer
Independence Holding Company
96 Cummings Point Road
Stamford, CT 06902

Re: **Independence Holding Company**
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File Number: 001-32244

Dear Ms. Herbert:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Capital Resources, page 47

1. Based on your disclosure in Note 11 on page 90, it appears that interest payments represent a significant cash outflow for the Company. As these payments represent material future obligations of the Company, we believe the inclusion of estimated interest payments in the contractual obligations table will provide investors increased transparency of your cash flow. Based on the above factors, please provide us, using disclosure-type format, proposed revisions to the contractual obligations table to include the interest payments. Refer to Financial Reporting Release 72.

<u>Note 13. Common Stock, page 90</u>

2. Section 2.1a of the IAC Stock Purchase Agreement gives IAC the right to put unregistered shares back to you. Please tell us how you accounted for this put option. In addition please tell us if similar put options exist for the other acquisitions in which unregistered shares were issued and how you accounted for them.

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Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or change to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Joel Parker, Accounting Branch Chief at (202) 551-3651, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant